UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                          COMPUTER SCIENCES CORPORATION
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    205363104
                                 (CUSIP Number)

                                DECEMBER 3, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------- ------------------------------------------ -----------------
CUSIP No. 205363104                                            Page 2 of 9 pages
------------------- ------------------------------------------ -----------------
--------------------------------------------------------------------------------

  1     Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        DST Systems, Inc.           43-1581814
------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds                                                Not
                                                                   applicable
------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                         Delaware
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power               0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power             0
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power          0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                 7,632,343
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)              4.03%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                           CO
------ -------------------------------------------------------------------------

------------------- ------------------------------------------ -----------------
CUSIP No. 205363104                                            Page 3 of 9 pages
------------------- ------------------------------------------ -----------------
--------------------------------------------------------------------------------

  1     Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        West Side Investments, Inc.           88-0385546
------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds                                                Not
                                                                   applicable
------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                           Nevada
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power                  7,632,343
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power                        0
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power             7,632,343
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power                   0
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                 7,632,343
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)              4.03%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                           CO
------ -------------------------------------------------------------------------

CUSIP No. 205363104                                            Page 4 of 9 pages


     This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed by DST Systems, Inc. ("DST") on August 12, 1996 (the "Schedule 13D"), and is being filed on behalf of DST and West Side Investments, Inc., a wholly owned subsidiary of DST ("West Side" and together with DST, the "Reporting Persons"). This Amendment relates to the common stock of Computer Sciences Corporation , a Nevada corporation ("Issuer" or "CSC"). This Amendment is being filed to report the sale of covered call options pursuant to Item 6 and to report a decrease below 5% of the beneficial ownership of such common stock by the Reporting Persons. The Reporting Persons' ownership of such common stock fell below 5% as a result of issuances of additional shares of common stock by the Issuer, and not as a result of any transactions by the Reporting Persons.

ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this Schedule 13D relates is the CSC common stock, $1.00 par value per share ("CSC Common Stock"), of Issuer. The principal executive offices of Issuer are located at 2100 East Grand Avenue, El Segundo, California 90245.

ITEM 2. IDENTITY AND BACKGROUND

     This Amendment is being filed on behalf of DST and West Side. DST is organized as a Delaware corporation. The principal executive office of DST is 333 West 11th Street, Kansas City, Missouri 64105. West Side is organized as a Nevada corporation. The principal executive office of West Side is 6100 Elton, Suite 1000, Las Vegas, Nevada 89107.

     DST provides sophisticated information processing and computer software services and products to the financial services industry (primarily mutual funds, corporations and investment managers), video/broadband/satellite TV industry, communications industry and other service industries.

     West Side, a wholly owned subsidiary of DST, holds investments in equity securities and certain financial interests included as part of DST's Investments and Other segment.

     None of DST, West Side and their respective executive officers and directors hereinafter listed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the executive officers and directors whose names and business addresses appear below is a U.S. citizen and is principally employed by DST or its affiliates (including West Side) in the capacities shown, except as indicated otherwise. The business address of such officers and directors of DST is 333 West 11th Street, Kansas City, Missouri 64105. The business address of such officers and directors of West Side is 6100 Elton, Suite 1000, Las Vegas, Nevada 89107.

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CUSIP No. 205363104                                            Page 5 of 9 pages


DST EXECUTIVE OFFICERS
Name                                                 Office
----                                                 ------
Thomas A. McDonnell                                  President and Chief Executive Officer
Thomas A. McCullough                                 Executive Vice President and Chief Operating Officer
Donald J. Kenney                                     President and Chief Executive Officer of EquiServe, Inc.
J. Michael Winn                                      Managing Director of DST International Limited, United
                                                     Kingdom - Not a U.S. citizen
Peter J. Nault                                       President of DST Innovis, Inc.
Jonathan J. Boehm                                    Group Vice President
Kenneth V. Hager                                     Vice President and Chief Financial Officer
Robert L. Tritt                                      Group Vice President
Randall D. Young                                     Vice President, General Counsel and Secretary
Steven J. Towle                                      President and Chief Executive Officer of DST Output, LLC

DST DIRECTORS
Name                                                 Office
----                                                 ------
Thomas A. McDonnell                                  President and Chief Executive Officer
Thomas A. McCullough                                 Executive Vice President and Chief Operating Officer
A. Edward Allinson                                   Retired
Michael G. Fitt                                      Retired
William C. Nelson                                    Chairman of the Board of George K. Baum Asset Management
M. Jeannine Strandjord                               Senior Vice President - Chief Integration Officer of Sprint
                                                     Corporation
Travis E. Reed                                       President of Reed Investment Corporation

WEST SIDE EXECUTIVE OFFICERS
Name                                                 Office
----                                                 ------
Gerard M. Lavin                                      President of West Side; Vice Presdient of DST
Kenneth V. Hager                                     Treasurer and Secretary of West Side; Vice President and Chief
                                                     Financial Officer of DST
Gregg Wm. Givens                                     Assistant Treasurer of West Side; Vice President and Chief
                                                     Accounting Officer of DST
Kenneth A. Woloson                                   Assistant Secretary of West Side; Partner at law firm of Haney,
                                                     Woloson & Mullins

WEST SIDE DIRECTORS
Name                                                 Office
----                                                 ------
Gerard M. Lavin                                      President of West Side; Vice President of DST
Kenneth V. Hager                                     Vice President and Chief Financial Officer of DST;
                                                     Treasurer and Secretary of West Side
A. Somer Hollingsworth                               President and Chief Executive Officer of Nevada Development
                                                     Authority
Robert H. Perkins                                    Manager and Chief Executive Officer of Perkins, Wolf,
                                                     McDonnell and Company, LLC, a registered investment adviser
John Beuchat                                         Retired President of Outwest Meat Company


CUSIP No. 205363104                                            Page 6 of 9 pages


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     DST acquired CSC Common Stock as a result of a merger between The Continuum Company, Inc. and a wholly-owned subsidiary of Issuer (the "Merger"). The Merger is described in the proxy statement/prospectus contained in the Form S-4, as amended, filed by Issuer as of June 10, 1996, and in the Form 8-K filed by Issuer as of August 1, 1996.

     DST transferred its CSC Common Stock to West Side as a capital contribution to West Side.

ITEM 4. PURPOSE OF TRANSACTION

     West Side holds CSC Common Stock for investment purposes, but it reserves the right to exercise any and all rights and privileges as a stockholder of Issuer in a manner consistent with its best interests, to purchase or sell CSC Common Stock or other securities of Issuer, and to communicate with management, stockholders of Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting Issuer or its securities.

     Except as set forth above, and in the Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Amendment, West Side beneficially owns 7,632,343 shares of CSC Common Stock. West Side has sole voting and dispositive power over such holdings. These shares represent 4.03% of the 189,260,915 shares of CSC Common Stock outstanding at October 22, 2004 as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended October 1, 2004. DST may be deemed to beneficially own these securities because West Side is a wholly owned subsidiary of DST. DST appoints the board of directors of West Side. The officers of West Side vote and make decisions with respect to disposition of such shares of CSC Common Stock, subject to oversight of the board. Thomas A. McDonnell, the President, Chief Executive Officer and a director of DST, owns 24,016 shares of CSC Common Stock. Kenneth V. Hager, the Vice President and Chief Financial Officer of DST and the Treasurer, Secretary and a director of West Side, owns 1,000 shares of CSC Common Stock.

     (b) West Side has the sole voting and dispositive power over the 7,632,343 shares of CSC Common Stock held by West Side. Although DST may be deemed to beneficially own these shares, DST does not have either sole or shared voting or dispositive power over such shares. DST, as sole shareholder, elects the board of directors of West Side. Messrs. McDonnell and Hager have the sole voting and dispositive power over their respective beneficially owned shares of CSC Common Stock.

     (c) The following table sets forth certain information with respect to transactions by West Side in the CSC Common Stock during the past sixty days.

CUSIP No. 205363104                                            Page 7 of 9 pages


Date               Transaction          Shares            Price Per Share
------------------ -------------------- ----------------- --------------------

11/16/04           SELL                   5,100           $54.7500
------------------ -------------------- ----------------- --------------------
11/17/04           SELL                 100,000           $54.6000
------------------ -------------------- ----------------- --------------------
11/22/04           SELL                 200,000           $52.8620
------------------ -------------------- ----------------- --------------------
11/23/04           SELL                 194,900           $52.9930
------------------ -------------------- ----------------- --------------------
11/29/04           SELL                 125,000           $53.0980
------------------ -------------------- ----------------- --------------------
11/30/04           SELL                 375,000           $53.7200
------------------ -------------------- ----------------- --------------------

------------------ -------------------- ----------------- --------------------
12/3/04            COVERED CALL (1)      62,000           $  2.500
------------------ -------------------- ----------------- --------------------
12/3/04            COVERED CALL (1)      38,000           $  2.550
------------------ -------------------- ----------------- --------------------
12/3/04            COVERED CALL (2)     100,000           $  4.700
------------------ -------------------- ----------------- --------------------

(1) Call at $60.00 per share expiring 6/18/2005; price per share shown in table is sale price of call per share covered.
(2) Call at $60.00 per share expiring 1/21/2006; price per share shown in table is sale price of call per share covered.

     None of the above transactions, either individually or in the aggregate, amounted to a disposition of 1% or greater.

     Except as set forth above, during the last sixty days there were no transactions in the CSC Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers.

     (d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of CSC Common Stock beneficially owned by the Reporting Persons.

     (e) The Reporting Persons ceased being the beneficial owners of more than 5% of the Issuer in 2002 as a result of issuances of additional shares of CSC Common Stock by the Issuer, and not as a result of any transactions by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     West Side sold covered call options on a total of 200,000 shares of CSC Common Stock on the Chicago Board Options Exchange on December 3, 2004 in the amounts and prices as indicated in the table set forth in Item 5(c) above.

     Except  as  set  forth  herein,  there  are  no  contracts,   arrangements,
understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

CUSIP No. 205363104                                            Page 8 of 9 pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Joint Filing Agreement, dated as of December 17, 2004, by and between the Reporting Persons.

CUSIP No. 205363104                                            Page 9 of 9 pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 17, 2004



DST SYSTEMS, INC.


By:    /s/ Randall D. Young
       ------------------------------
       Name:  Randall D. Young
       Title: Vice President and General Counsel


WEST SIDE INVESTMENTS, INC.


By:    /s/ Kenneth V. Hager
       ------------------------------
       Name:  Kenneth V. Hager
       Title: Treasurer and Secretary